SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

International market remains strong

  Domestic yield increased compared to March 2011

São Paulo, April 20, 2012 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of March 2012.

Domestic market

In the domestic market in March, we had a decrease in demand (in RPK) of 7.7%, combined with an increase of 0.9% in the supply (in ASKs) compared with March 2011, which led to a decrease of the load factor to 62.8%. Our market share in the domestic market was 38.5% this month.

The comparison with the same month last year reflects the change in passenger mix influenced by the carnival that took place in February this year, while in 2011 occurred in March, resulting in increased yield and reduced load factor.

In the accumulated period from January to March of 2012 compared with 2011, our demand grew by 1.1%, with a supply growth of 4.5%, resulting in a 2.3 percentage point decrease in the load factor, reaching 68.2%.

In order to ensure profitability of operations, we reviewed our estimates of supply and demand for the domestic market in 2012. The number of available seats on its flights in Brazil to remain flat over 2011 or decrease by up to 2%.

International market

In the international market, compared to the same month of 2011, we saw a rise of 0.9% in demand with a 1.9% increase in supply, resulting in a load factor of 79.5%. Our market share among Brazilian carriers in March was 90.3%.

The international market, recorded an increase in yield in dollars compared to the same month last year.

In the accumulated period from January to March of 2012, our demand grew by 6.4%, while the supply growth was 2.8%, resulting in a load factor of 82.5%, a 2.8 p.p. increase compared to the same period last year.

Demand for international flights remains strong and we maintain our guidance of expanding seat supply on its existing routes by between 1% and 3% this year.

Tables.

Domestic Market	March 2012	March 2011	Var. % YoY	February 2012	Var. % MoM	Jan-Mar 2012	Jan-Mar 2011	Var. % YoY
TAM
ASK (millions) – Supply	4.112	4.073	0,9%	3.984	3,2%	12.468	11.933	4,5%
RPK (millions) – Demand	2.581	2.797	-7,7%	2.573	0,3%	8.500	8.411	1,1%
Load Factor	62,8%	68,7%	-5,9 p.p.	64,6%	-1,8 p.p.	68,2%	70,5%	-2,3 p.p.
Market share	38,3%	42,0%	-3,7 p.p.	39,1%	-0,9 p.p.	39,4%	41,8%	-2,4 p.p.

International Market	March 2012	March 2011	Var. % YoY	February 2012	Var. % MoM	Jan-Mar 2012	Jan-Mar 2011	Var. % YoY
TAM
ASK (millions) – Supply	2.413	2.367	1,9%	2.246	7,4%	7.061	6.872	2,8%
RPK (millions) – Demand	1.918	1.901	0,9%	1.840	4,2%	5.826	5.476	6,4%
Load Factor	79,5%	80,3%	-0,80 p.p.	81,9%	-2,4 p.p.	82,5%	79,7%	2,8 p.p.
Market share	90,3%	86,8%	3,5 p.p.	87,5%	2,8 p.p.	88,1%	85,2%	2,9 p.p.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Marina Guzman (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.3% in March; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.3% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.